

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


02020256

February 23, 2002 NO ACT
P.E 2-21-02
1-04928

Act 1934
Section
Rule 14A-8
Public Availability 2/23/2002

Robert T. Lucas III
Associate General Counsel
Assistant Secretary
Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244

Re: Duke Energy Corporation

Dear Mr. Lucas:

This is in regard to your letter dated February 21, 2002 concerning the shareholder proposal submitted by Carpenters Combined Benefits Fund of Massachusetts on behalf of the Massachusetts State Carpenters Pension Fund for inclusion in Duke Energy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Duke Energy therefore withdraws its December 27, 2001 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor

cc: Edward J. Durkin
United Brotherhood of Carpenters
Corporate Governance Project
101 Constitution Avenue, NW
Washington, DC 20001



Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244
(704) 382-8152 OFFICE
(704) 382-8137 FAX
rtlucas@duke-energy.com

Robert T. Lucas III
Associate General Counsel
Assistant Secretary

VIA FEDERAL EXPRESS

December 27, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Duke Energy Corporation 2002 Annual Shareholders' Meeting–Exclusion of Shareholder Proposal–Securities Exchange Act of 1934, Rule 14a-8(i)(3)

Ladies and Gentlemen:

I am submitting this letter on behalf of Duke Energy Corporation (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), in response to the shareholder proposal and accompanying supporting statement (the "Proposal"), which was submitted to the Company by the Carpenters Combined Benefits Fund of Massachusetts on behalf of the Massachusetts State Carpenters Pension Fund (the "Proponent") for inclusion in the Company's 2002 proxy statement and form of proxy relating to the Company's Annual Meeting of Shareholders presently scheduled for April 25, 2002. The Company currently expects that it will file definitive copies of its 2002 proxy statement and form of proxy pursuant to Rule 14a-6 on or about March 18, 2002. I hereby request confirmation that the Staff of the Division of Corporation Finance will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on the interpretation of Rule 14a-8 set forth below, the Company excludes the Proposal from its 2002 proxy materials.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of the following:

(1) this letter, which represents the Company's statement of reasons for omission of the Proposal from its 2002 proxy statement and form of proxy; and

(2) the Proposal, attached as Exhibit A hereto, which was submitted by the Proponent by letter dated November 16, 2001.

The Company intends to omit the Proposal pursuant to Rule 14a-8(i)(3) under the Act and requests that the Division of Corporation Finance advise the Company whether it would recommend any enforcement action against the Company in such event.

DISCUSSION OF REASONS FOR OMISSION

Rule 14a-8(i)(3) – The Proposal May Be Omitted Because It Contains Statements That Are False or Misleading.

Rule 14a-8(i)(3) provides that a registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary to make the statements therein not false or misleading." In Philadelphia Electric Company (July 30, 1992) the

Staff found that a proposal that was so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal required, may be omitted from the proxy materials pursuant to Rule 14a-8(c)(3) (the predecessor rule to Rule 14a-8(i)(3)). In Dial Corporation (January 27, 1998), the Staff similarly found the proposal to be excludable because it was vague and indefinite. See also College Retirement Equities Fund (September 13, 1993); Orange & Rockland Utilities, Inc. (December 10, 1992); Wendy's International, Inc. (February 6, 1990).

The Proposal contains a number of such misleading or vague and indefinite statements, which are specified below.

I. The Proposal is misleading because it requires the disclosure of full details of all transactions between directors and executive officers of the Company and the Company where no duty of loyalty is involved and disregards the materiality standard established by law and recognized by the Commission.

The Proposal requests the Board of Directors to adopt a policy calling for the disclosure to shareholders of "*full details of all transactions*" between directors and executive officers of the Company and the Company, leaving to the discretion of the Board of Directors the selection of the method of disseminating such information (e.g., by placing it on the Company's website or by mailing it to the shareholders). The supporting statement included in the Proposal explains that the Company's shareholders require this "*information in order to evaluate whether directors and managers have met and are meeting their duty of loyalty to the company.*" The Proposal further notes that technical compliance with the proxy rules regarding business relationships or transactions between directors, board nominees and executive officers of the Company and the Company may not furnish shareholders with all the information necessary to assess intelligently whether directors or executive officers are engaging in transactions with the Company that may impinge on their duty of loyalty to the shareholders.

The Proposal is misleading because, being premised erroneously on the idea that the duty of loyalty is implicated in all such transactions, it requires that *"full details of all transactions"* between directors and executive officers of the Company and the Company be furnished to shareholders in order to permit them to assess intelligently whether they have met and are meeting their duty of loyalty to the Company. This is manifestly incorrect as there are many transactions between directors and executive officers of the Company and the Company in which all parties are treated equally by the Company and therefore the duty of loyalty does not arise.

The clearest examples of transactions in which a duty of loyalty does not arise are transactions involving the ownership of securities of the Company where payments of benefits (e.g., dividends and interest) are made on a pro rata basis equally to all owners. The Commission has recognized that no duty of loyalty is implicated in those types of transactions by providing an exclusion from disclosure in Instruction 7.C. of the Instructions to Paragraph (a) of Item 404 of Regulation S-K.

Another clear example is where the transaction involves the rendering of services by a company to its directors and executive officers as a public utility at rates or charges fixed in conformity with governmental authority since there is no practical scope for favored treatment. The Commission has also provided an exclusion from disclosure for those types of transactions in Instruction 7.A. of the Instructions to Paragraph (a) of Item 404 of Regulation S-K.

Despite the foregoing, the Proposal would require, among other things, disclosure to shareholders containing full details of all payments of dividends and interest to the directors and executive officers of the Company as holders of its securities even though identical payments were made to all holders on a pro rata basis and thus no duty of loyalty to the Company is implicated. Similarly, the Proposal would also require, among other things, disclosure to shareholders containing full details of all payments made to the Company for electric service by the 6 members of the Board of Directors and the 9 executive officers (including two executive officers who are also directors) who reside in the Company's public utility service area even though such payments were based on rates established for all consumers in the service area by state regulatory authorities.

The Proposal is additionally misleading because it fails to take into account the fact that under the de minimis principle the duty of loyalty should not be applied to transactions that involve relatively trivial amounts (Principles of Corporate Governance: Analysis and Recommendations, The American Law Institute (1994), at page 212) and that disclosure to shareholders concerning transactions between directors and executive officers of the company and the company should be confined to "material matters." (Principles of Corporate Governance: Analysis and Recommendations, The American Law Institute (1994), at page 215). The concept of disregarding de minimis transactions and focusing on "materiality" with respect to the duty of loyalty has been recognized for many years by the Commission and is codified in the proxy rules which require disclosure to shareholders of only material transactions between directors and executive officers with a company. In discussing the predecessor rule to the current proxy rule relating to the disclosure of relationships and transactions involving management in a 1982 Release proposing amendments (Release No. 34-18878 (July 9, 1982)), the Commission noted under the caption: Proposed Item 404(a) -- Transactions with Management and Others

> Item 402(f) has worked quite well to elicit information on transactions that are important to investors and security holders. In addition, a large number of the commentators responding to the February Release expressed the view that Item 402(f)'s requirements should be the basis of, or at least included in, any new disclosure item concerning transactions and relationships with management. The commentators stated, among other things, that Item 402(f)'s materiality standards is an effective indicator of conflicts of interest that are important to security holders and investors.

In a subsequent Release adopting Item 404 of Regulation S-K (Release No. 34-19290 (December 2, 1982)), the Commission stressed the need for uniform disclosure of transactions and relationships involving management in proxy statements and took special note of the views of commentators who commended the Commission's efforts to simplify disclosure and reduce compliance burdens on registrants without sacrificing investor protection.

The current proxy rules in this area are summarized in Schedule A attached hereto.

II. <u>The Proposal contains misleading statements about the 2001 proxy statement of the Company.</u>

To support the position that historically not enough has been disclosed to shareholders of the Company regarding the duty of loyalty, the Proposal refers to the following items from the Company's 2001 proxy statement:

> "CERTAIN RELATIONSHIPS: We have had business relationships and engaged in certain transactions with affiliated parties. It is our policy to engage in transactions with related parties only on terms that are no less favorable to us than could be obtained in transactions with unrelated parties."
>
> * * *
>
> "F. Fowler, D. Hendrix, H. Hook, and R. Osborne, all of whom are executive officers and/or directors of the Company, hold limited-partnership interests in TEPPCO Partners, L.P. TEPPCO Partners, L.P. is a publicly traded master limited partnership, and Texas Eastern Products Pipeline Company, an indirect subsidiary of Duke Energy, is its general partner. The number of units these individuals own and the fact that directors and executive officers beneficially owned less than 1% of the outstanding units as of February 27, 2001, is provided."

Neither of these two statements relate to the duty of loyalty owed by directors and executive officers of a company. The first refers to affiliated entities that regularly do business with the Company and does nothing more than express the long-standing policy of the Board of Directors that related party transactions may only proceed on terms no more favorable than those in unrelated party transactions. The second relates to beneficial ownership of securities by the management of the Company in response to Item 403(b) of Regulations S-K which requires information as to each class of securities of the registrant or any of its parents or *subsidiaries* beneficially owned by directors, nominees for directors and executive officers. Since an indirect subsidiary of the Company controls TEPPCO Partners, L.P., it is deemed to be a "subsidiary" of the Company for purposes of Item 403(b) and, accordingly, a disclosure was made in the 2001 proxy statement concerning the ownership of limited partnership interests in TEPPCO Partners, L.P. by certain of the Company's directors and executive officers.

III. The Proposal is vague and indefinite with respect to the time span, frequency and scope of the disclosure requested.

As advocated by the Proponent, neither the shareholders voting on the Proposal nor the Board of Directors in implementing it (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

It is not clear from the face of the Proposal what the time span is for the required disclosure. The Proposal states that detailed disclosure is required so that shareholders can evaluate whether directors and executive officers "*have met*" their duty of loyalty to the Company. The Proposal also maintains that in the past disclosure by the Company regarding this duty has provided insufficient detail to shareholders. Thus, it could be concluded that what is intended by the Proposal is, at least initially, an historical retrospective which would provide "*full details on all transactions*" between the directors and executive officers of the Company and the Company beginning with their association with it in those capacities — which spans for some directors and executive officers a period of over twenty-five years.

It is also not clear from the face of the Proposal how frequently the requested information is to be disseminated to the shareholders. As the Proposal requires such disclosure so that the shareholders may evaluate whether the directors and executive officers "*are meeting*" their duty of loyalty to the Company, the Proposal could reasonably be interpreted to mean either that disclosure is to be made only once a year as a supplement to the proxy statement or on a more frequent basis so that the shareholder can assess in relatively real time whether the directors and executive officers "*are meeting*" their duty of loyalty to the Company. If the Proposal intends the latter, it is not clear whether the disclosure is to be provided contemporaneously with the transaction or on some other basis.

There is also a serious question in the Proposal with respect to the intended scope of the requirement of providing "*full details*" of all transactions. For example, in the case of rendering electric service to the directors and executive officers of the Company who reside in its public utility service area, would the Company be required to disclose (a) the amount of energy consumed, (b) the different types of rates applicable to such consumption, (c) service calls made at the residence or place of business of each such director and executive officer, (d) the service rendered and the charge imposed, (e) the date and amount of the statement and (f) the time when payment was made? While this would be burdensome to the Company and of little interest to shareholders, the mandate of "full details" would seem to compel such disclosure.

As is obvious from the foregoing, the Proposal allows for a variety of interpretations. As a result, the shareholders will undoubtedly have difficulty knowing exactly what they are voting on, and if adopted, the Board of Directors will be at a loss as to how to implement the Proposal. The Staff has permitted a shareholder proposal to be excluded where "neither the shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved." See, e.g., NationsBank Corporation (January 29, 1998). Such a proposal may be misleading because "any action ultimately taken by the Company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal." (Wendy's International, Inc. (February 6, 1990)). See Archer-Daniels-Midland Company (July 10, 1998); NationsBank Corporation (February 14, 1995).

Recently, the Staff indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the staff may find it appropriate to grant relief without providing the proponent a chance to make revisions to the proposal and supporting statement. See Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). We urge the Staff to provide such relief here.

We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Company omits the Proposal from its proxy statement for its 2002 Annual Meeting of Shareholders for the reasons specified above. As required by Rule 14a-8(j), a copy of this letter, including the attached schedule and exhibit, is being mailed to the Proponent simultaneously with the sending of this letter to the Commission.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, stamped envelope. To meet the Company's projected preliminary proxy filing deadline and proxy printing schedule, I would appreciate receipt of the Staff's response on or before January 15, 2002.

Should you disagree with the conclusion in this letter, I respectfully request the opportunity to confer with you prior to the issuance of the Staff's response.

Please do not hesitate to call me at 704-382-8152 if you have any questions with respect to this matter.

Very truly yours,



Robert T. Lucas III

Enclosures

cc: Carpenters Combined Benefits Fund
of Massachusetts
350 Fordham Road
Wilmington, Massachusetts 01887
Attention: Thomas J. Harrington
Fund Chairman

United Brotherhood of Carpenters
Corporate Governance Project
101 Constitution Avenue, NW
Washington, D.C. 20001
Attention: Edward J. Durkin

Duke Energy Corporation
526 South Church Street
Charlotte, NC 28202

SCHEDULE A

The current proxy rules require that the proxy statement disclose the following relationships as to each director whose term continues beyond the current election of directors, nominees for election and executive officers:

1. Transactions between the registrant and any director or executive officer, any nominee for election as a director, 5 percent beneficial owners of any class of voting stock, and any member of the immediate family of any of the foregoing. Only transactions or series of similar transactions in which the amount involved exceeds $60,000 need be disclosed.

2. Any indebtedness owed to registrant in excess of $60,000 at any time during the fiscal year by any director or executive officer, any nominee for election as a director, or any member of the immediate family of such persons. In addition, indebtedness in similar amounts to the registrant of certain corporations, organizations, trusts and estates, in which any director or executive officer or nominee is an executive officer or partner or beneficial owner of 10 percent or more of a class of equity securities (as to corporations or other organizations), or, as to a trust or estate, has a substantial beneficial interest or serves as a trustee or in a similar capacity, must be disclosed.

3. The following information must be disclosed as to any director or a nominee for election as a director:

   a. Whether such persons have been an executive officer or owner beneficially or of record in excess of 10 percent equity interest in a company to or from which the issuer and/or its subsidiaries sell or buy property or services involving the receipt (in the case of sales) or the payment (in the case of purchases) in excess of 5 percent of (i) the registrant's consolidated gross revenues for its last full fiscal year, or (ii) the other entity's consolidated gross revenues for its last full fiscal year.

   b. Whether such persons have been an executive officer or owner beneficially or of record in excess of 10 percent equity interest in a company to which the registrant or its subsidiaries was indebted at the end of the registrant's last full fiscal year in an aggregate amount in excess of 5 percent of the registrant's total consolidated assets at the end of such fiscal year.

   c. Whether such persons during the last fiscal year have been a member of or of counsel to a law firm that the issuer has retained during the last fiscal year or a partner or executive officer of any investment banking firm that has performed services for the registrant (other than as a participating underwriter in a syndicate) during the past fiscal year.

d. Any other relationship substantially similar in nature and scope to the foregoing.

To the extent any of the foregoing relationships exist, the name of such persons, the identity of the entity with which the relationship existed, the affiliation of such persons with the entity, the relationship between the registrant and the entity and the amount of business done must be disclosed. In the case of relationships with law firms or investment bankers, the amount of business need be disclosed only to the extent such amount is 5 percent or more of the firm's gross revenues for the last full fiscal year or 5 percent of the investment banking firm's consolidated gross revenues for that firm's last full fiscal year.

Transactions with management (see (1) above) that have to be disclosed are those which have occurred since the beginning of the registrant's last fiscal year or which are currently proposed. Indebtedness of management (see (2) above) which must be disclosed relates to indebtedness that existed at any time since the beginning of the registrant's last fiscal year. The business relationships (see (3) above) which must be disclosed with respect to property or services (including services by law firms or investment banking firms) are those that existed during the last full fiscal year or which are proposed for the current fiscal year; with respect to the indebtedness, the relevant time frame is at the end of the registrant's last full fiscal year.

Resolved, that the shareholders of Duke Energy Corporation ("Company") hereby request that the Company's Board adopt a policy calling for disclosure to shareholders of full details of all transactions between directors and executive officers of the Company and the Company. The requested information should be disclosed in an appropriate fashion to be determined by the Board of Directors, including, but not limited to, disseminating the information on the Company's web site or mailing such information to shareholders.

Statement of Support:

The board of directors plays a critical role in determining a company's long-term success and maximizing long-term corporate value through those roles attributed to it by law and regulation. A board serves as management monitor, working to assemble a well-qualified senior management team. Working together, the board and senior management serve as fiduciaries protecting and advancing the interests of the corporation, its shareholders, and other key constituents, whether they be employees, members of the community or vendors.

The success of the directors and senior executives in discharging these functions depends in large part on their undivided loyalty to the company and its constituents. Shareholders rightly expect such loyalty and their right to elect directors represents the primary fashion in which shareholders hold directors and, indirectly, senior management accountable for fulfilling this duty.

Shareholders require certain information in order to evaluate whether directors and managers have met and are meeting their duty of loyalty to the company. For this reason, companies are required to disclose in their Proxy Statement certain business relationships or transactions between directors, board nominees, and executive officers of the company and the company.

Technical compliance with these provisions may not furnish shareholders all the information necessary to assess intelligently whether directors or executive officers are engaging in transactions with the company that may impinge on their duties to shareholders. In the Company's most recent proxy statement the following information is provided:

> **CERTAIN RELATIONSHIPS:** We have had business relationships and engaged in certain transactions with affiliated parties. It is our policy to engage in transactions with related parties only on terms that are no less favorable to us than could be obtained in transactions with unrelated parties.

Another portion of that same proxy statement notes that F. Fowler, D. Hendrix, H. Hook, and R. Osborne, all of whom are executive officers and/or directors of the Company, hold limited-partnership interests in TEPPCO Partners, L.P. TEPPCO Partners, L.P. is a publicly traded master limited partnership, and Texas Eastern

Products Pipeline Company, an indirect subsidiary of Duke Energy, is its general partner. The number of units these individuals own and the fact that directors and executive officers beneficially owned less than 1% of the outstanding units as of February 27, 2001, is provided. No further detail is provided.

We believe shareholders require more detailed disclosure of the relationships and transactions between our Company and its directors and executive officers. For this reason, we urge your support for this resolution.



Robert T. Lucas III
Associate General Counsel
Assistant Secretary

Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244
(704) 382-8152 OFFICE
(704) 382-8137 FAX
rtlucas@duke-energy.com

Via Facsimile 202-942-9525

February 21, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Keir Gumbs

Dear Mr. Gumbs:

Please see the attached letter from the Massachusetts State Carpenters Pension Fund. We hereby withdraw our no-action letter request regarding the shareholder proposal described in this letter.

Very truly yours,

Robert T. Lucas III

Attachment



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

February 21, 2002

[SENT VIA FACSIMILE 704-382-8137]

Robert T. Lucas III
Associate General Counsel and
Assistant Secretary
Duke Energy Corporation
422 South Church Street
Charlotte, NC 28201-1244

Dear Mr. Lucas:

On behalf of the Massachusetts State Carpenters Pension Fund ("Fund"), I hereby formally withdraw the shareholder proposal ("Proposal") submitted by the Fund to Duke Energy Corporation ("Company") on November 16, 2001. The Proposal asked for enhanced proxy statement disclosure of transactions between company executives and directors and the Company. Explanations that you and Ed Marsh provided and a review of the TEPPCO Partners, L.P. documents have satisfied us that further disclosure on the particular relationship noted in the Proposal's supporting statement is not necessary.

If there are any questions concerning this matter, please do not hesitate to contact me.

Sincerely,

Edward J. Durkin

cc. Thomas Harrington, Fund Chairman

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724